CONFIDENTIAL TREATMENT REQUESTED

BY FORTINET, INC.

FORT - 0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

September 14, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs Kathleen Collins Katherine Wray Jason Nietharner
Re:	Fortinet, Inc. Form S-1 Filed on August 10, 2009 File No. 333-161190

Ladies and Gentlemen:

On behalf of Fortinet, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 4, 2009, relating to the Company’s Form S-1 Registration Statement (File No. 333-161190) filed with the Commission on August 10, 2009.

Through EDGAR, the Company is concurrently filing Amendment No. 1 to the Registration Statement. For the Staff’s convenience, we are enclosing with this response letter marked copies of Amendment No. 1.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

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General

1.	We note your risk factor disclosures on page 31 regarding your non-compliance with Section 12(g) of the Securities Exchange Act of 1934 beginning on May 1, 2006 for the company’s stock option plan and your disclosures in Note 11 (page F-25) regarding your accounting treatment for such option grants. With regards to these disclosures, please explain further the following:

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We note your statement “[a]lthough we believe that we were entitled to rely on Rule 701 and other exemptions and otherwise believe that the grant and exercise of options during such periods did not violate U.S. federal or state securities laws, federal and state regulators may disagree.” Please explain further the basis for your belief that you were entitled to rely on the Rule 701 exemption during the periods when you were not in compliance with Section 12(g) and should have been subject to the reporting requirements of Section 13 of the Exchange Act. Provide a detailed analysis regarding your reliance on Rule 701 from May 1, 2006, to January 28, 2008, when you indicate you amended your option plan, as well as any applicable prior periods.

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As it appears from your disclosure that the company’s non-compliance with Section 12(g) began on May 1, 2006, tell us how you classified these options in your December 31, 2006 consolidated balance sheet. To the extent that liability classification was required, also tell us the amount of stock-based compensation included in your consolidated statement of income for fiscal 2006. If you did not classify these awards as liabilities at year-end 2006, then please explain why not.

The Company respectfully advises the Staff that in the Company’s December 31, 2006 consolidated balance sheet such options were classified within shareholders’ equity. The Company determined that it was not necessary to reclassify such options as liability awards given the fair value of such awards of $283,000 as of December 31, 2006 was not considered material to the Company’s financial statements.

2.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and intends to provide a price range in a subsequent amendment to the Registration Statement as soon as practicable.

Table of Contents, page i

3.

We note your statement at the bottom of this page that some of the information in the prospectus is based on industry publications and reports generated by third parties and that, while you believe such publications to be reliable and the information contained therein to be reasonable, you have not independently

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verified the third-party data. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise.

In response to the Staff’s comment, the Company has revised page i of the prospectus to eliminate the paragraph.

Prospectus Summary, page 1

4.	With respect to any third-party statements in your prospectus such as the market data by IDC and Forrester Research presented in this section and in the Business section of your filing, please provide us supplementally with a copy of each source for review. We presume that this data will support, among other assertions, the claims in the prospectus that you are “a leading provider of network security appliances” as well as “the market leader in Unified Threat Management.” To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

In response to the Staff’s comment, the Company is supplementally providing under separate cover the following reports marked to cross-reference the various statements in the Registration Statement that cite the industry data contained in the reports:

•	IDC Worldwide Security Appliances Tracker, June 2009.

•	“Worldwide Network Security 2008-2012 Forecast and 2007 Vendor Shares: Transitions—Appliances Are More Than Meets the Eye,” Doc #214246, October 2008.

•	“Worldwide Black Book Query Tool,” Version 2, 2009, July 2009.

•	IT Outsourcers Enhance Buyers’ Options For Enterprise Managed Security Services, July 2008.

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The above-mentioned reports have been clearly marked to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in the prospectus. The above-mentioned reports are publicly available on a subscription basis for a fee. The Company advises the Staff that none of these reports was prepared specifically for this filing and the Company did not commission any of the reports.

Risk Factors

Risks Related to Our Business

“Because some of the key components in our products come from limited sources of supply...,” page 17

5.	Please identify the “key parts and components” and the limited-source component suppliers referenced in this section upon which you or your contract manufacturers rely in producing your products. Please provide a discussion of these supply relationships in the Business section, to the extent they are material to the company’s business, and file as exhibits any contracts with component suppliers upon which you are substantially dependent.

In response to the Staff’s comment, the Company has revised page 17 to identify the types of components and the suppliers of those components and has revised page 97 to discuss generally how components for its appliances are sourced. The Company respectfully advises the Staff that its contract manufacturers purchase these components from the supplier and incorporate them into the Company’s appliances. The Company does not believe that its relationship with any one component supplier is material because, although the number of suppliers of its components may be limited in certain instances and it may in certain instances be costly and time consuming to qualify an alternative component, the Company believes that it has the ability to substitute other products that have substantially similar functionality to deal with shortages of specific components or issues with specific suppliers. In addition, in some cases the Company can substitute one component for another and that process can be as short as

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two weeks to four weeks. As such, because the Company believes that it can generally obtain a component from a source other than the supplier or could replace any one component with a similar component from another supplier or provide a different product to the customer. Accordingly, the Company does not believe that its business is substantially dependent on any limited source supplier. In addition, in most instances the Company’s third-party manufacturers contract directly with these suppliers such that there is no direct contractual relationship between the Company and such suppliers. In light of the foregoing the Company respectfully submits that no exhibit to the registration statement is required to be filed.

“If we fail to comply with environmental requirements...,” page 20

6.	We note the disclosure that you have incurred costs to comply with various environmental laws and regulations, and that you expect to incur more such costs in the future. Please tell us what consideration you gave to providing in the Business section the information called for by Item 101(c)(1)(xii) of Regulation S-K.

The Company respectfully advises the Staff that although it views the uncertainty as to future environmental requirements and uncertainty as to potential costs of related compliance as risks going forward, its products are designed to be compliant with European Union RoHS and its total current expenses related to environmental compliance are nominal. Currently, the Company does not view compliance with regulations governing the discharge of materials into the environment as having a material effect on the Company’s capital expenditures, earnings or competitive position, and estimates that the Company’s overall capital expenditures related to environmental compliance for the current fiscal year and for fiscal 2010 will remain nominal. As such, the Company does not believe that additional disclosure in the Business section is required under Item 101(c)(1)(xii) of Regulation S-K.

“A portion of our revenue is generated by sales to governmental entities...,” page 20

7.	You state that contracts with governmental agencies have “accounted for a significant portion of [y]our revenues in prior periods.” Accordingly, please provide in the Business section the disclosure called for by Item 101(c)(1)(ix) of Regulation S-K, or advise.

In response to the Staff’s comment, the Company has revised page 20 to make it clear that the substantial majority of its sales to governmental agencies is made through its distribution channel. The Company respectfully advises the Staff that it does not contract directly with most government end-customers. As such, the

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Company does not believe that a material portion of its business is subject to renegotiation of profits or termination of contract or subcontracts at the election of governmental agencies that would require disclosure in the Business section pursuant to Item 101(c)(1)(ix) of Regulation S-K.

Risks Related to Our Industry

“The network security market is rapidly evolving...,” page 24

8.	You refer to unanticipated delays in the release of new products and services and failures to meet previously-announced timetables for release in the past, including in the first quarter of fiscal 2009. Please elaborate on any delayed releases of products or services that you have experienced in the past, to the extent material, if doing so would assist potential investors to understand better the type and magnitude of the risks associated with such problems should they occur in the future.

In response to the Staff’s comment, the Company has revised page 24 to elaborate on the example of a past delay in the availability of a new product.

“We rely on the availability of third-party licenses,” page 30

9.	You indicate that you rely on third-party licenses for some of the software or other intellectual property used in your products and that the inability to obtain certain licenses could materially harm your business, operating results and financial condition. We were unable, however, to locate a discussion of these licenses in the Business section. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 98 to indicate that the Company relies on licenses from third parties for certain software incorporated into its appliances, including open source software and other software that is available on commercially reasonable terms. The Company respectfully advises the Staff that, although it relies on a number of third party licenses for some of the software included in its products, the Company believes that the primary utility of such licenses is that they are relatively inexpensive to

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obtain and free the Company’s engineers to devote their efforts to developing technology that is core to the Company’s product portfolio. If any one of these licenses were to become unavailable to the Company, the Company believes that it could acquire another license from a third party or develop software internally to replace the software covered by the license. As such, the Company does not believe that its business is substantially dependent on any one of these third party licenses and because of this, it is not required to file any of these licenses as an exhibit to the registration statement.

Use of Proceeds, page 36

10.	You state that you intend to use the net proceeds from the offering for “working capital and other general corporate purposes, including developing new products and funding capital expenditures,” and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has expanded its disclosure on page 37 to provide more meaningful and specific disclosure of the intended use of proceeds, and to clarify that an additional purpose of the offering is to establish a public market for our common stock and facilitate future access to public markets. The Company respectfully advises the Staff that it is not able to quantify the approximate amounts of the proceeds that will be devoted to specific uses at this time. If prior to the effective date of the registration statement the Company knows the approximate amounts of proceeds to be used for a particular purpose, it will revise the prospectus accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

11.

We note you consider gross margin to be a key financial metric in evaluating growth trends, establishing budgets, measuring the effectiveness of your sales and marketing efforts and assessing operational efficiencies. As a result, elaborate on your disclosure on page 47 that you believe “overall gross margin for the near term may be relatively flat or decrease modestly compared to that achieved in the first six months of fiscal 2009.” In this regard, considering

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service revenue has been increasing as a percentage of total revenue and this trend has had a positive effect on your total gross margin, coupled with the fact that you expect this trend to continue, tell us what other factors, if any, could contribute to a decrease in overall gross margin in the near term as compared to the first six months of fiscal 2009. Revise your filing to elaborate on these trends and key financial metrics.

In response to the Staff’s comment, the Company has expanded its disclosure on page 48 to elaborate on its overall gross margin trends.

Critical Accounting Policies and Estimates, page 48

12.	Please note that the disclosures in MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements. This section is not intended to duplicate disclosures included in the notes. In this regard, we note your disclosures on revenue recognition are substantially similar to the footnote disclosure. Disclosures regarding your critical accounting policies should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, whether the estimates/assumptions are reasonably likely to change in the future and any other disclosures related to the estimates and assumptions involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. Tell us what consideration you have given to providing such disclosures. See SEC Release No 33-8040 “Cautionary Advice Regarding Disclosure about Critical Accounting Policies” (FR-60).

In response to the Staff’s comment, the Company has expanded its disclosure on pages 51 and 54 to provide disclosures related to the estimates and assumptions in the application of generally accepted accounting principles that impact its reported financial condition and operating performance. Specifically the Company has provided additional disclosures on pages 51 and 54 related to sales return reserve and stock-based compensation assumptions.

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Stock-Based Compensation, page 50

13.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

The Company respectfully advises the Staff that in view of the fair-value-based method of SFAS No. 123R, the Company believes disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value.

14.	We note that in order to determine the fair value of your common stock, you considered valuations of your common stock utilizing the discounted cash flow method, the comparable company method and the comparative transaction method. Please revise this section to disclose the following information related to issuances of equity instruments:

•	Indicate whether the Board performed a contemporaneous or retrospective valuation to determine the fair value of the company’s common stock underlying the option grants;

In response to the Staff’s comment, the Company has revised page 53 to disclose that the Company performed a contemporaneous valuation to determine the fair value of its common stock underlying option grants.

•

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity-related issuances not accounted for under APB 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

In response to the Staff’s comment, the Company has added disclosures on page 52 and clarified on page 53 that the disclosures describing factors considered, assumptions made and methodologies used in determining the fair value of the underlying common stock for option grants pertain to grants prior to the adoption of SFAS 123R, grants subsequent to the adoption of SFAS 123R and for other equity-related issuances.

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The Company has also added discussion on page 54 related to alternative factors, methodologies and assumptions.

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Tell us how you weighted each approach used in your valuation (i.e., discounted cash flow, comparable company, and comparative transaction methods). Tell us what factors you considered in determining these weighting and explain how you determined such weightings were appropriate;

In response to the Staff’s comment, the Company has disclosed on page 53 how it weighted each approach used in its valuation and factors it considered in determining these weightings. Please note that we have corrected our filing and deleted the reference to the comparable transaction method, as this method was considered but not used.

•

Discuss each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity-related issuance, through the estimated IPO price. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement;

In response to the Staff’s comment, the Company has expanded its disclosure on page 54 to discuss the significant factors contributing to the changes in fair value as of the date of each grant and equity-related issuances. The Company will continue to do so through the estimated IPO price.

•	Please continue to provide us with updates for all equity-related transactions subsequent to this request through the effective date of the registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that it will continue to provide it with updates for all equity-related transactions through the effective date of the registration statement.

Results of Operations, page 53

15.	Please revise your net sales and cost of sales results of operation discussion to disclose the extent to which increases or decreases in net sales and cost of sales were attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

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In response to the Staff’s comment, the Company has expanded its disclosures on pages 61 and 64 to clarify that there have been no material price changes for the periods presented, and to clarify that it was referring to product mix (sales of higher-end products versus entry-level products) rather than product price changes. However, it should be noted that due to the nature of its business, the Company has limitations on its ability to provide meaningful quantitative information of the impact of individual factors impacting its revenue. Many of the Company’s products are highly configurable for customer requirements, which has a significant impact on the pricing and materials costs associated with individual sales. In addition, the products are continually evolving, which results in a lack of period-to-period comparability and meaningful quantitative analyses of the separate impacts of changes of individual factors, such as average selling price, unit volumes and product mix, on product revenue.

16.	We note your disclosure on page 56 that the growth in ratable product and service revenue increased over the six month period ending June 30, 2009 as compared to the six-month period ending June 30, 2008 as a result of a slight decrease in the weighted-average service period over which such revenue is being recognized. Please explain the reasons for the decrease in the weighted average service period. Tell us whether management anticipates a continued decrease in the service period for the ratable product and service revenue arrangements, and if so, revise your filing to discuss the impacts of this trend on your results of operations.

In response to the Staff’s comment, the Company has expanded its disclosure on page 59 to explain the reason for the decrease in the weighted-average service period and to indicate that it is the Company’s expectation that the weighted-average service period will continue to decrease.

Liquidity and Capital Resources

Operating Activities, page 67

17.

We note your disclosure that the “timing of invoicing and collections” has had a material impact on the cash flows provided by operating activities in each of the periods reported. Tell us more about this impact and revise your filing to

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elaborate on the disclosure. For example, tell us whether there has been a change in policy on the issuance of invoices or whether you have been experiencing a continued delay in customer payments.

In response to the Staff’s comment, the Company has revised page 70 to elaborate on the disclosure.

Business, page 72

Customers, page 89

18.	You disclose here and on page F-8 of the registration statement that one customer-distributor accounted for approximately 12% of total revenue for each of fiscal 2007 and 2008 and approximately 13% for the first six months of fiscal 2009, but you do not appear to identify this customer. Please identify each customer who accounted for 10% or more of total revenues and whose loss would be material to the company, as required by Item 101(c)(1)(vii) of Regulation S-K. If you conclude that you are not required to disclose the name of any 10% customer because the loss of such customer would not be material to the company, please provide us with support for that conclusion. In addition, you may wish to consider expanding your risk factor disclosure to name any principal customer and to identify the amount of revenues attributable to it, for example in the risk factor on page 12 under the subheading, “We rely on third-party channel partners....”

In response to the Staff’s comment, the Company has revised pages 12 and 92 to identify the customer, and page 12 to indicate the percentage of revenue attributable to purchases made by such customer for fiscal 2007 and 2008 and the first six months of fiscal 2009.

Customer Case Studies, page 89

19.	Please confirm that your customers have agreed to their case studies being used in your registration statement. In addition, please identify the customers discussed in your case studies or advise why disclosure should not be required.

The Company respectfully advises the Staff that each of the customers that was the subject of the case studies included in the registration statement have agreed to the inclusion of their respective case studies in the registration

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statement. The Company respectfully advises the Staff that it does not believe that disclosure of the identity of the customers about which the case studies were written is material to the investment decision of a reasonable investor. The case studies already disclose the type of industry of the customer and descriptive phrases such as “prominent financial firm”, “Fortune 500 company”, “leading global telecommunications provider”, “leading federal defense organization” and “leading global financial services firm” to give context to the disclosure. Moreover, disclosure of the customer names together with the disclosure about the deployment of their appliances is highly confidential information the disclosure of which could pose a threat to the integrity of their network security infrastructure if this information were generally available to the public at large, including hackers.

Executive Compensation

Compensation Discussion and Analysis

Overview, page 105

20.	You state that in determining what constitutes competitive compensation you review the compensation practices of the “peer group” IT security companies identified in your filing. We note your disclosure that you believe you compete with these peer group companies for talent. Please discuss any other criteria used to select the peer group companies and explain the extent to which the financial performance of the peer group companies was considered relative to that of Fortinet’s in evaluating whether the company’s compensation practices are competitive. In this regard, we note that it appears that most of the companies you identify as peer group companies have significantly greater revenues than the company.

In response to the Staff’s comment, the Company has revised page 108. The Company supplementally advises the Staff that notwithstanding the difference in revenue between the Company and some of the companies in the peer group, the Company believes that it competes with such companies for talent.

Determining the Amount of Elements of Executives’ Compensation, page 107

21.

You state that you determine the amount of each element of compensation by analyzing the compensation programs of competitor companies, based on data from the identified peer group companies and/or from third-party surveys, such as the Radford Consulting and IPAS Global Technology Survey. As it appears

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from this and other disclosure that you engage in benchmarking compensation, please expand your disclosure to address more specifically how you target each applicable element of compensation against the practices of competitor companies. For example, we note your statements that you “intend to target above-average levels of base pay compensation... based on the surveyed market and peer group analysis,” and that you “seek to set total cash compensation above the average of the surveyed market.” Please revise to disclose the specific percentiles or ranges, if any, that you use as target benchmarks for base salary and total cash compensation. In addition, discuss where actual payments fall in comparison to the targeted benchmark or range for each applicable element of compensation.

In response to the Staff’s comment, the Company has revised page 110.

Equity-Based Rewards, page 108

22.	You state that one of your reasons for making additional stock option grants in 2008 to your named executive officers, other than Mr. Goldman, was to keep their equity holdings at “market level.” Please explain what you mean by “market level” in this context. In addition, please provide us supplementally with support for the assertion that additional stock grants to Messrs. Ken Xie and Michael Xie in 2008 were necessary to keep their equity holdings in the company at that level. In this regard, we note that it appears from your beneficial ownership table on page 128 that these named executive officers are significant shareholders of the company, notwithstanding the 2008 option grants.

In response to the Staff’s comment, the Company has revised page 111. The Company supplementally advises the Staff that the equity awards granted to Ken Xie and Michael Xie in 2008 were to incentivize future efforts and not to ensure they owned any particular percentage of the Company.

Variable Pay, page 108

23.

It appears from your disclosure that certain corporate performance targets (i.e., revenue and operating profit or loss) were material to Fortinet’s executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of incentive cash bonuses for named executive officers. However, we note that you have not provided quantitative disclosure of such performance targets used to determine cash bonuses for 2008. Please disclose the targets and the level of actual achievement against the targets. See Item 402(b)(2)(v) of Regulation S-K. Alternatively, if you have omitted such

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disclosure in reliance on Instruction 4 to Item 402(b), please provide a detailed supplemental analysis supporting your conclusion that disclosure would result in competitive harm, and provide appropriate disclosure of the level of difficulty of achieving the target levels.

In response to the Staff’s comment, the Company has revised page 112.

Certain Relationships and Related Transactions

Policies and Procedures for Related Person Transactions, page 126

24.	We note your statement that, “All of the transactions set forth above were approved or will be ratified by our board of directors” (italics added). Please identify which, if any, of the company’s transactions with related persons during its last three fiscal years and subsequent period have not yet been approved or ratified by your board of directors. See Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company supplementally advises the Staff that as of the date of this letter all of the transactions set forth in the section have been approved or ratified by its board of directors or the audit committee. The disclosure on page 129 has been revised accordingly. The Company respectfully advises the Staff that it is not aware of any related person transaction for which disclosure in the registration statement is required under Item 404 of Regulation S-K which have not been approved or ratified by the board of directors or the audit committee.

Principal and Selling Stockholders, page 127

25.	Once the selling stockholders are identified, please ensure that your filing describes the material transactions and relationships between Fortinet and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold, or the securities overlying the shares to be resold, were issued should be described in materially complete terms. Please ensure that you disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the amount of securities received by them.

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The Company acknowledges the Staff’s comment and once the selling stockholders have been identified, it intends to comply with the disclosure requirements of Item 507 of Regulation S-K.

26.	Please disclose the individual or individuals who have or share voting and/or investment power with respect to the shares held by the entities affiliated with each of Redpoint Ventures and Meritech Capital. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

In response to the Staff’s comment, the Company has revised page 132 to disclose the individuals who have or share voting and/or investment power with respect to the shares held by entities affiliated with each of Redpoint Ventures and Meritech Capital.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

27.	We note from your disclosures on page F-11 that VSOE of fair value is “based upon the pricing for those services when sold separately.” We also note your reference on page 11 to “customer renewal rates” for your services. Please describe further your methodology for establishing VSOE of fair value for each of your elements (i.e., subscriptions, support services, professional services, etc.). Tell us whether your contracts include stated renewal rates for such services or whether VSOE of fair value is based on separate sales of such services. If the former is the case, then explain further how you establish VSOE of fair value pursuant to paragraph 57 of SOP 97-2. In this regard, provide the range of renewal rates and tell us what percentage of the customers actually renew at the rates stated in the original contract. If the latter is the case, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Further, if your VSOE varies from customer to customer, tell us how you reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2, as applicable.

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The Company respectfully advises the Staff that VSOE of fair value for each of our elements is based on separate sales of such products or services. While certain contracts include stated renewal rates for services, such renewal rates are not utilized to establish VSOE. The Company establishes VSOE based on an analysis of all separate sales. It considers VSOE to exist when 75% of such separate sales fall within a range of plus or minus 15% of the midpoint of the range. The Company’s VSOE analysis is compiled based on its product families and geographic regions, resulting in 29 separate VSOE pools. VSOE does not vary from customer to customer within a given pool.

28.	We further note your disclosures concerning the establishment of VSOE for a “higher proportion” of your sales transactions in fiscal 2006 and 2007 than in prior periods. Please explain what changed such that the company is now able to establish VSOE of fair value for certain product sales for which you were previously unable to establish VSOE. Also, describe further the product sales for which the company is currently unable to establish VSOE of fair value for all undelivered elements.

The Company respectfully advises the Staff that the Company was able to establish VSOE of fair value for a higher proportion of its sales transactions in fiscal 2006 and 2007 as more of its separate VSOE pools achieved the 75%/15% threshold noted in the response to comment number 27 above. This increase in the number of pools achieving the 75%/15% threshold was due to a concerted effort by the Company to improve its pricing and contracting discipline for sales of products included in previously non-compliant pools.

The Company supplementally advises the Staff that sales for which the Company is currently unable to establish VSOE of fair value for all undelivered elements represent services sales in one particular geography, as well as sales of non-standard services for which the Company does not have separate sales to provide evidence of VSOE of fair value.

29.	Please revise your filing to discuss your policies and accounting treatment related to rebates and sales incentives that you offer on your products. Refer to EITF 01-9 and paragraphs 6 through 8 of SFAS 48.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 14, 2009	BY FORTINET, INC.
Page 23	FORT - 0001

In response to the Staff’s comment, the Company has expanded its disclosure on pages 51 and F-11 to discuss its policies and accounting treatment related to sales incentives and sales returns.

30.	We note your risk factor disclosure on page 13 regarding “stricter performance requirements” related to enterprises, service providers and government entities that may not be present with sales to small-to-mid-sized entities. Tell us more about these performance criteria and how they impact your current revenue recognition policy. Consider revising your revenue recognition footnote to clearly disclose any acceptance criteria or performance targets and how you account for them.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 to clarify the types of performance requirements which consist primarily of response times for support services that are shorter than standard response times, but that the Company’s support team determines in advance are agreeable. The Company has in the past entered into a very limited number of contracts with stricter support terms, but the risk identified on page 13 largely pertains to risk associated with future sales to larger customers. None of the current limited stricter performance requirements has impacted the Company’s revenue recognition. In very limited circumstances the Company has entered into contracts with acceptance criteria, and, in response to the Staff’s comment, the Company has revised its disclosure on pages 50 and F-11 to further clarify this.

31.	We note from your disclosures on page 20 that in past periods, revenue from contracts with U.S. and foreign federal, state, and local government agencies have accounted for a significant portion of the company’s revenues. Tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

The Company respectfully advises the Staff that the Company’s sales to U.S., foreign, federal, state and local government agencies are made indirectly through its distribution channel, and do not include any fiscal funding clauses.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 14, 2009	BY FORTINET, INC.
Page 24	FORT - 0001

Warranties, page F-11

32.	Please revise to include a summary of accrued warranty activities for the first six months of fiscal 2009.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-12 to include a summary of accrued warranty activities for the first six months of fiscal 2009.

Note 11 – Stock Plans, page F-22

33.	Notwithstanding your disclosures related to equity based compensation already provided in the filing, please further describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

The Company supplementally advises the Staff that, in connection with the preparation of the Company’s consolidated financial statements, the Company hired independent valuation firms to conduct contemporaneous valuation analyses to assess the fair value of the Company’s common stock at certain dates for financial reporting purposes. These analyses were performed as of the last day of each respective calendar quarter for the periods presented. The Company used these analyses in making its determination of per share value of the common stock for the purposes of financial reporting for stock option grants. In all cases but one, the Company considered the aforementioned contemporaneous valuation analyses and concluded that the fair value of the Company’s common stock for accounting purposes was the same as the estimated fair value of the Company’s common stock provided by its independent valuation firms as of the most recent valuation date. For the option grant on February 7, 2008, due to volatility in the public stock market and the resulting impact on the Company’s valuation, the Company extrapolated the fair value of its common stock based on the valuation analyses performed as of December 31, 2007 and March 31, 2008.

The Company supplementally advises the Staff that the Company engaged independent valuation firms with extensive experience providing similar valuations of common stock, and that the reports from these firms represented the firms’ opinions of the fair value of the Company’s common stock as of the respective valuation dates based on methodologies consistent with the AICPA practice aid.

In each of the valuations performed by the independent valuation firms, the underlying calculations performed by such independent valuation firms include illiquidity discounts ranging from 10%-25% depending on the potential liquidity event, with an average of approximately 13.5%.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 14, 2009	BY FORTINET, INC.
Page 25	FORT - 0001

34.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company respectfully advises the Staff that the Company has not yet determined a proposed IPO price range. From time to time over the last several years, the Company periodically has had informal business and general market trend discussions with various investment banks and financial analysts and has requested and received the assistance of certain investment banking firms in the drafting of the Company’s registration statement. On July 10, 2009, the Company invited various investment banks to the Company to present reasons to engage those banks as underwriters for a possible initial public offering of the Company’s common stock. In response to this invitation, various banks presented to the Company on July 14, 2009, July 15, 2009, July 16, 2009, July 22, 2009 and July 28, 2009. During these meetings some of the various banks presented methodologies to consider in valuing the Company and a summary of companies that they would consider comparable to the Company, but none of the banks communicated their estimated IPO price ranges for the Company’s common stock because the Company had not provided them with its financial projections. The Company selected lead underwriters and held organizational meetings with the selected investment banks on July 23, 2009 and with the research analysts from these banks on July 24, 2009 where information about the Company was presented by Company executives.

[***]

Since the initial filing of the Company’s S-1, its three lead underwriters (Morgan Stanley, J.P. Morgan and Deutsche Bank) have been developing a valuation model in conjunction with their research analysts. At this time, the respective institutions and research analysts are continuing to do their internal work, and as such, are not in a position to provide the Company with a formal proposed IPO price range.

The Company expects to provide, on a confidential basis, another IPO price range once a more formal valuation process has been completed by the lead underwriters and their respective research analysts.

Part II

Item 15. Recent Sales of Unregistered Securities, page 11-2

35.	We note your statement that “(t)he issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.” Please revise to disclose the specific exemption from registration relied upon for each issuance and, to the extent not already provided, the facts relied upon to make the exemption available. In this regard, with respect to the unregistered sales that occurred during the period from January 2007 through January 2008, we note your risk factor disclosure on page 31 stating that during this period the company suspended stock option grants and exercises that would have been made in reliance on Rule 701. For issuances with respect to which you relied upon Section 4(2), please state whether the purchasers were accredited or sophisticated with access to information. See Item 701 of Regulation S-K.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 14, 2009	BY FORTINET, INC.
Page 26	FORT - 0001

In response to the Staff’s comment, the Company has revised pages II-2 and II-3 to provide the disclosures requested by the Staff.

36.	You disclose that several of the unregistered sales listed in this section were made to “service providers” and/or “former service providers.” Please clarify what you mean by “service providers” in this context. For example, state if the purchasers were outside consultants or advisors to the company.

In response to the Staff’s comment, the Company has revised page II-2 to clarify that the term service provider includes employees, non-employee directors and outside consultants.

37.	In addition, it is unclear to us why there appears to be no disclosure in this section of securities issued to the company’s employees in the past three years. Please advise.

The Company respectfully advises the Staff that, as noted in the response to Comment 36, the term service provider includes employees.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 14, 2009	BY FORTINET, INC.
Page 27	FORT - 0001

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to the undersigned at (650) 849-3455 or to Carmen Chang, Katharine Martin or John Fore of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Scott Anthony

Scott Anthony

Enclosures

cc (w/encl.):

Ken Xie

Ken Goldman

John Whittle, Esq.

Fortinet, Inc.

Carmen Chang, Esq.

John Fore, Esq.

Katharine Martin, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

John Kelm

Deloitte & Touche LLP

Alan Denenberg, Esq.

Sarah Solum, Esq.

Davis Polk & Wardwell LLP